Exhibit 99.1

FCA Reaches Agreement to Sell Teksid Cast Iron Components Business to Tupy

Fiat Chrysler Automobiles N.V. (MTA: FCA / NYSE: FCAU, “FCA”) today announced that it has entered into an agreement with Tupy S.A. for the sale of FCA’s global cast iron automotive components business, which is operated through FCA’s subsidiary Teksid S.p.A. (“Teksid”).

Tupy is a leading player in the cast iron industry specializing in developing and manufacturing highly-engineered structural cast iron components for several applications in capital goods serving different industries.

The proposed sale includes Teksid’s cast iron production facilities in Brazil, Mexico, Poland and Portugal, in addition to Teksid’s interest in a joint venture in China. Teksid’s aluminum business is not included in the transaction and will remain a strategic asset in FCA’s portfolio.

The agreement values the business at €210 million enterprise value. Consideration, subject to customary purchase price adjustments will be paid at closing expected in the second half of 2020.  The proposed transaction is subject to customary closing conditions, including the receipt of antitrust approvals.

“Tupy has always been a strategic supplier in the cast iron structural components industry. Together, Teksid and Tupy will continue to develop new technologies to support the continued success of our products,” said Scott Garberding, FCA’s Global Chief Manufacturing Officer. “The proposed transaction represents another important step in the implementation of FCA’s business plan”.

London, 20 December 2019

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.

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